NEWS RELEASE

Labrador Uranium Moratorium Lifted

December 15, 2011	(NYSE Amex: CXZ) (TSX: CXX)

Crosshair Energy Corporation (NYSE Amex: CXZ) (TSX: CXX) (“Crosshair” or the “Company”) is pleased to announce that the Nunatsiavut Government of Newfoundland and Labrador has unanimously voted to lift its moratorium on the working, production, mining and development of uranium on Labrador Inuit Lands (LIL).

“We are extremely pleased that the Government has voted to extinguish the moratorium at this time”, stated Stewart Wallis, President and CEO of Crosshair. “Labrador contains one of the largest undeveloped uranium resources in the world and the lifting of the moratorium will significantly improve the environment for uranium exploration and development in Labrador.”

The moratorium was originally put in place in April 2008 for a period of three years, in order to allow the Nunatsiavut Government time to establish a lands administration system and to develop an Environmental Assessment Act and environmental protection legislation. Even though 92% of Crosshair’s Labrador property falls outside the Labrador Inuit Lands, the moratorium had a significant negative impact on the market value of all companies operating in Labrador.

Paladin Energy’s Michelin project, located in Labrador, contains one of the largest undeveloped uranium resources in the world and is the most advanced project in the region. Crosshair expects, with the lifting of the moratorium, that Paladin will resume its exploration and development work. With the development of the Michelin project, there will be increased visibility in the Labrador region and this will significantly improve the environment for Crosshair to explore and develop its Labrador projects.

Now that the vote to lift the moratorium has been passed unanimously, the next step in the process is for the Nunatsiavut Environmental Protection Act to come into force, which is expected on or before March 9, 2012. After the environmental protection legislation is in place, then the amendment to the Labrador Inuit Lands Act to lift the moratorium will come into effect.

About Crosshair

Crosshair is a prominent player in the exploration and development of uranium, vanadium and gold in the US and Canada.  Its flagship projects, Bootheel and Juniper Ridge, are both located in uranium mining friendly Wyoming.  Bootheel has the potential to be mined using in-situ recovery methods. The CMB Uranium/Vanadium Project and the CMB JV Uranium Project are located in Labrador, Canada and have four currently defined resources - C Zone, Area 1, Armstrong and Two Time Zone.  The Crosshair team is comprised of knowledgeable and experienced professionals with both exploration and mining backgrounds.

For more information on Crosshair and its properties, please visit the website at www.crosshairenergy.com.

ON BEHALF OF THE CROSSHAIR BOARD
"Mark J. Morabito"
EXECUTIVE CHAIRMAN

T: 604-681-8030
F: 604-681-8039
E: info@crosshairenergy.com
www.crosshairenergy.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. Forward-looking statements or information relate to, among other things: the timing of the Environmental Protection Plan, the potential to mine using in-situ recovery and the exploration potential of the Company’s properties. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. shareholders and other risks and uncertainties, including those described in the Risk Factors section in the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2011 filed with the Canadian Securities Administrators and available at www.sedar.com. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.